(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number: 0-23418

For Period Ended: April 5, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

MTI TECHNOLOGY CORPORATION

_____________________________________________________________________________________________

Full Name of Registrant

_____________________________________________________________________________________________

Former Name if Applicable

14661 FRANKLIN AVENUE

_____________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

TUSTIN, CALIFORNIA 92780

_____________________________________________________________________________________________

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Registrant’s Annual Report on Form 10-K for the year ended April 5, 2003, could not be filed within the prescribed time period because the Registrant recently shifted its strategy from being a developer of storage technology to being a reseller of other companies’ storage products, including those of EMC Corporation. This shift in strategy delayed and made more difficult the preparation of the Registrant’s financial data, which the Registrant was unable to timely finalize without unreasonable effort or expense.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Mark A. Franzen _________________________________ (Name)	(714) _____________________ (Area Code)	481-7802 _________________________________ (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

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(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MTI TECHNOLOGY CORPORATION

_____________________________________________________________________________________________

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 7, 2003	/s/ MARK A. FRANZEN

Mark A. Franzen

Chief Financial Officer and Secretary

(Principal Financial Officer)

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